Exhibit 99.1

Check-Cap Announces Presentation Evaluating Ingestible Capsule
for Preparation-Free Colorectal Cancer Screening at
Digestive Disease Week® 2016

ISFIYA, Israel, and BOSTON, May 17, 2016 - Check-Cap Ltd. (the “Company” or “Check-Cap”) (NASDAQ: CHEK, CHEKW), a clinical stage medical diagnostics company engaged in the development of an ingestible capsule for preparation-free, colorectal cancer screening, today announced a podium presentation entitled “A Novel Preparation-Free X-Ray Imaging Capsule for Colon Cancer Screening” will be delivered at Digestive Disease Week® (DDW) 2016. The conference is taking place in San Diego from May 21-24.

Prof. Nadir Arber, M.D., Director of the Integrated Cancer Prevention Center (ICPC) at Tel Aviv Sourasky Medical Center, and a leading investigator in the Company's multicenter study, will present on May 21 from 10:45 a.m. – 11:00 a.m. in room 31A.

About Check-Cap

Check-Cap is a clinical stage company developing the world’s first diagnostic system for preparation-free examination of the colon to identify precancerous polyps and cancers.

Utilizing proprietary, ultra-low-dose x-ray technology, the system scans the colon in its natural state and creates three-dimensional images of the inner surface. Without requiring traditional bowel cleansing or modifications to a person's diet and activities, Check-Cap's system is designed to address the most significant barriers to colonoscopy and increase adherence with colorectal cancer screening recommendations. The Check-Cap system is currently not cleared for marketing in any jurisdiction.

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CONTACT:
Investors
David Carey
Lazar Partners Ltd.
212-867-1768
dcarey@lazarpartners.com

Media
Rob Sawyer
Lazar Partners Ltd.
212-843-0209
rsawyer@lazarpartners.com